

N

20004249

FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 12 2020

Washington DC
416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-11684

REPORT FOR THE PERIOD BEGINNING 01/01/19 _____ AND ENDING 12/31/19 _____

         MM/DD/YYY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.G. QUINTAL INVESTMENT COMPANY INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

2177 ACUSHNET AVENUE

(No. and Street)

NEW BEDFORD	MA	02745
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK QUINTAL   508-995-2617

                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☒ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

*Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)

SEC 1410 (05-01)   **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**



OATH OR AFFIRMATION

I, MARK QUINTAL _____ ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

A.G. QUINTAL INVESTMENT COMPANY, INC. _____ , as of

DECEMBER 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of

A customer, except as follows:

_____

_____

_____

_____ Signature

MARIA PRESIDENT

_____ Title

_____ Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

A.G. QUINTAL INVESTMENT COMPANY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2019

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of A.G. Quintal Investment Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of A.G. Quintal Investment Company, Inc. as of December 31, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of A.G. Quintal Investment Company, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of A.G. Quintal Investment Company, Inc.'s management. Our responsibility is to express an opinion on A.G. Quintal Investment Company, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to A.G. Quintal Investment Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of A.G. Quintal Investment Company, Inc.'s financial statements. The supplemental information is the responsibility of A.G. Quintal Investment Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as A.G. Quintal Investment Company, Inc.'s auditor since 2010.

Norwood, Massachusetts
January 30, 2020

A.G. QUINTAL INVESTMENT COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

12/31/19

ASSETS

Cash	$	40,027
Receivable from broker-dealers and clearing organizations		25,428
Securities owned:		
Money market		50,609
Trading securities, at market value		25,976
Property and equipment, at cost, less		
accumulated depreciation of $30,190		-
Other assets		52
	$	142,092

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Payable to broker-dealers and clearing organizations	$	5
Income taxes payable		97
Accounts payable, accrued expenses and other liabilities		2,735
		2,837
Stockholders' equity:		
Common stock, no par value, authorized 15,000 shares,		
1,200 shares issued and outstanding		90,696
Retained earnings		48,559
Total stockholder's equity		139,255
	$	142,092

The accompanying notes are an integral part of these financial statements.

A.G. QUINTAL INVESTMENT COMPANY, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2019

Revenues:		
Commissions	$	279,390
Mutual Fund and 12b-1 fees		40,775
Other income		38,021
Interest and dividends		2,858
Principal transactions		10,242
		371,286
Expenses:		
Employee compensation and benefits		297,160
Communications and data processing		27,611
Occupancy		12,000
Other expenses		30,824
		367,595
Income before income taxes		3,691
Provision for income taxes		-
Net Income	$	3,691

The accompanying notes are an integral part of these financial statements.

A.G. QUINTAL INVESTMENT COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2019

	Common Stock	Retained Earnings	Total
Balance at January 1, 2019	$ 90,696	$ 44,868	$ 135,564
Net Income		3,691	3,691
Balance at December 31, 2019	$ 90,696	$ 48,559	$ 139,255

The accompanying notes are an integral part of these financial statements.

A.G. QUINTAL INVESTMENT COMPANY, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2019

Cash Flows Used For Operating Activities:	
Net Income	$ 3,691
Adjustments to reconcile net income	
to net cash from operating activities:	
Depreciation	1,647
Purchase of securities	(222,100)
Proceeds from sale of securities	238,310
Change in value of securities	(48,003)
(Increase) decrease in operating assets:	
Decrease in receivables from broker dealers	3,168
Decrease in other assets	54
(Decrease) increase in operating liabilities:	
Increase in payables to BD	4
Decrease in income taxes payable	(456)
Increase in accounts payable, and accrued expenses	1,053
Net cash used for operating activities	(22,632)
Cash Flows Used For Investing Activities	
Purchase of equipment	(1,647)
Cash Flows From Financing Activities	
None	-
Decrease in cash	(24,279)
Cash at beginning of the year	64,306
Cash at end of the year	$ 40,027

Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	12
Income taxes	$	456

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was incorporated in Massachusetts in January, 1989 and is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company primarily sells securities and mutual funds to retail customers.

Basis of Accounting

The Company's financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Marketable Securities

Investments are valued at market, cost is determined on the specific identification method; realized and unrealized gains and losses for trading securities are reflected in revenue. At December 31, 2019, all securities were classified as trading securities. Realized gains(losses) from trading securities for the year ended December 31, 2019 were $ (12,490). Unrealized gains(losses) from trading securities for the year ended December 31, 2019 were $ 22,732.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the accelerated methods over the estimated useful lives of the asset.

Advertising

Advertising costs are expensed as they are incurred. Advertising expense for the year ended December 31, 2019 was $3,310.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Transactions

Customers' securities transactions are recorded on a trade date basis. The related commission income and expenses are also recorded on a trade date basis.

Adoption of ASC Topic 606

Effective January 1, 2018, the Company adopted ASC Topic 606, revenue from contracts with customers ("ASC Topic 606"). The new revenue reconciliation guidance requires that an entity recognizes revenue to detect the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

NOTE 2 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $134,294 which was $34,294 in excess of its required net capital of $100,000. The Company's net capital ratio was .021 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company leases office space on a month-to-month basis from A.G.Q. Realty Trust, a related entity. For the year ended December 31, 2019, rent expense under this arrangement was $12,000. Because there is common ownership of these entities, operating results could vary significantly from those that would be obtained if the entities were autonomous. There were no amounts due to or from this entity at December 31, 2019.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2019:

Office & Computer Equipment	$30,190
Less Accumulated Depreciation	30,190
Property and equipment, net	$ 0

Depreciation expense for 2019 was $ 1,647

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 6 - EMPLOYEE BENEFITS

The Company has a profit sharing plan covering all employees who have completed two years of service, have worked a minimum of 1,000 hours per year, and are at least 21 years old. The plan provides for employer contributions based on a percentage of eligible participants' compensation, as determine annually by the Board of Directors. The employer's contribution for the year ended December 31, 2019 was $11,513.

NOTE 7 – INCOME TAXES

Federal and state income tax expense consists of the following for the year ended December 31, 2019:

Current		
Federal	$	0
State	$	0
Income tax expense (benefit)	$	0

NOTE 8 –UNCERTAINTY IN INCOME TAXES

The Company adopted ASC Topic 740-10 Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2019 the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files taxes and information returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the authorities for the last three years.

NOTE 9 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 30, 2020, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

A.G. QUINTAL INVESTMENT COMPANY, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2019

SCHEDULE I

A.G. QUINTAL INVESTMENT COMPANY, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

12/31/19

AGGREGATE INDEBTEDNESS:

Payable to broker-dealers and clearing organizations	$	5
Income taxes payable		97
Accounts payable and accrued expenses		2,735
	$	2,837

NET CAPITAL:

Common stock	$	90,696
Retained earnings		48,559
	$	139,255

ADJUSTMENTS TO NET CAPITAL:

Other assets		(52)
Haircuts and undue concentration		(4,909)
Net Capital, as defined	$	134,294

NET CAPITAL REQUIREMENT		100,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$	34,294
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.021 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$	134,294
Net audit adjustments		-
Decrease in non-allowables and haircuts		-
Net capital per above	$	134,294

There were no material differences between the above computation of net capital, and the corresponding computation submitted by the Company with the unaudited X-17A-5 as of December 31, 2019.

See Report of Registered Public Accounting Firm

SCHEDULE II

A.G. QUINTAL INVESTMENT COMPANY, INC.

COMPUTATION FOR AND INFORMATION RELATED TO POSESSION OR CONTROL DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2019

A.G. Quintal Investment Company, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder of
A.G. Quintal Investment Company, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) A.G. Quintal Investment Company, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which A.G. Quintal Investment Company, Inc. claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) (exemption provisions) and (2) A.G. Quintal Investment Company, Inc. stated that A.G. Quintal Investment Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. A.G. Quintal Investment Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about A.G. Quintal Investment Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Norwood, Massachusetts
January 30, 2020

A.G. QUINTAL INVESTMENT COMPANY, INC.

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2019

A.G.Quintal Investment Company, Inc. is exempt from the reserve and possession or control requirements under rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934. The Company was compliant with Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) as it did not carry any customer funds or securities throughout the fiscal year ending December 31, 2019.

Mark A. Quintal, President